Exhibit 99.1

INTERIM FINANCIAL STATEMENTS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	LEVEL 3, 40 JOHNSTON ST
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 495 0888

ISSUER FACSIMILE NUMBER:	(644) 495 0889

CONTACT NAME AND POSITION:	THOMPSON JEWELL, CEO

CONTACT TELEPHONE NUMBER:	(644) 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	June 30, 2008

DATE OF REPORT:	August 14, 2008

CERTIFICATE

THE COMPANY’S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS. THIS DISCLOSURE HAS BEEN APPROVED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“D Newman”	David Newman	August 14, 2008

DIRECTOR	FULL NAME	DATE SIGNED

“T Jewell”	Thompson Jewell	August 14, 2008

DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

		June 30, 2008	December 31, 2007
As at :		$	$

		(Unaudited)	(Audited)
Assets
Current
Cash and cash equivalents		9,109,968	9,019,812
Accounts receivable	(Note 4)	2,910,859	5,689,279
Restricted cash		2,450,000	3,000,000
Inventory		536,172	488,486
Prepaid expenses and deposits		1,152,440	805,527

		16,159,439	19,003,104

Non-current
Investments		205,328	100,822
Property and equipment	(Note 5)	40,413,634	41,609,165
Goodwill		2,018,969	2,018,969

Total Assets		58,797,370	62,732,060

Liabilities
Current
Debt	(Note 7)	25,373,032	18,650,000
Financial instruments		—	7,753,311
Accounts payable and accrued liabilities		4,204,429	11,226,465
Prepaid gas revenue		831,040	831,040
Asset retirement obligations		863,903	845,422
Net cash in advance		—	9,679,614

		31,272,404	48,985,852

Non-current
Deferred taxation provision		3,994,013	3,994,013
Prepaid gas revenue		2,352,433	2,521,823
Asset retirement obligations		1,313,186	1,237,668
Long term debt		9,402,229	9,282,806

Total Liabilities		48,334,265	66,022,162

Stockholders’ Equity
Common stock without par value unlimited number of shares authorized;	(Note 10)
Issued and outstanding 59,467,829 (2007: 32,416,142) shares		78,262,390	55,913,721
Preferred shares		480,838	480,838
Contributed surplus		2,273,388	1,876,279
Share purchase warrants reserve		1,540,762	1,540,762
Accumulated other comprehensive income		121,717	17,210
Accumulated deficit		(72,215,990)	(63,118,912)

Total Stockholders’ Equity/(Deficit)		10,463,105	(3,290,102)

Total Liabilities and Stockholders’ Equity		58,797,370	62,732,060

Related Party Transactions (Note 8); Commitments and Contingencies (Note 9)
Subsequent Events (Note 13)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

		Three Months Ended June 30, 2008 $	Three Months Ended June 30, 2007 $	Six Months Ended June 30, 2008 $	Six Months Ended June 30, 2007 $

Production Income
Oil and gas sales		4,386,717	1,920,039	7,203,984	2,702,538
Realised derivative loss (production) (Note 6)		(1,400,377)	(120,916)	(2,777,914)	(92,482)
Royalties		(200,775)	(91,336)	(391,063)	(129,370)

Net Revenue		2,785,565	1,707,787	4,035,007	2,480,686

Expenses
General and administrative expense		(2,360,929)	(1,542,595)	(4,496,893)	(2,636,964)
Foreign exchange (loss)/gain		(13,836)	(60,034)	94,853	64,089
Derivative loss	(Note 6)	(7,484,470)	(743,632)	(9,256,732)	(1,634,292)
Production costs		(1,174,176)	(814,202)	(1,698,282)	(1,198,242)
Depletion		(1,686,637)	(851,424)	(3,937,518)	(805,825)
Amortization		(29,295)	(27,195)	(58,807)	(54,281)
Interest expense		(582,744)	(834,426)	(2,011,958)	(1,219,776)
Oil and gas exploration expenditure		(282,775)	(540,505)	(577,603)	(1,316,455)

Total Expenses		(13,614,862)	(5,414,013)	(21,942,940)	(8,801,746)

Net loss for the period before other income		(10,829,297)	(3,706,226)	(17,907,933)	(6,321,060)

Other Income
Interest income		20,641	60,711	75,150	137,400
Joint venture recoveries		277,315	402,003	733,558	716,017
Other Income		8,002,147	—	8,002,147	—

Net loss for the period		(2,529,194)	(3,243,512)	(9,097,078)	(5,467,643)

Deficit, beginning of period		(69,686,796)	(43,312,794)	(63,118,912)	(41,088,663)

Deficit, end of period		(72,215,990)	(46,556,306)	(72,215,990)	(46,556,306)

Basic loss per share	(Note 11)	($0.06)	($0.11)	($0.22)	($0.19)

Diluted loss per share	(Note 11)	($0.06)	($0.11)	($0.22)	($0.19)

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Changes in Stockholders’ Equity (Expressed in United States Dollars) (Unaudited – Prepared by Management, as at June 30, 2008)

			Preferred Shares	Contributed Surplus $	Share Purchase Warrants Reserve $	Accumulated Other Comprenhensive Income $	Accumulated Deficit $	Total Stockholders Equity $

	Common Stock
	Shares	Amount $

Balance at December 31, 2007	32,416,142	55,913,721	480,838	1,876,279	1,540,762	17,210	(63,118,912)	(3,290,102)

Issuance of common shares for cash	27,051,687	22,929,550	—	—	—	—	—	22,929,550

Less deferred offering costs		(580,881)	—	—	—	—	—	(580,881)

Stock Option compensation		—	—	397,109	—	—	—	397,109

Accumulated other comprehensive income		—	—	—	—	104,507	—	104,507

Net loss for the period		—	—	—	—	—	(9,097,078)	(9,097,078)

Balance at June 30, 2008	59,467,829	78,262,390	480,838	2,273,388	1,540,762	121,717	(72,215,990)	10,463,105

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows (Expressed in United States Dollars) (Unaudited – Prepared by Management, as at June 30, 2008)

	Three Months Ended June 30, 2008 $	Three Months Ended June 30, 2007 $	Six Months Ended June 30, 2008 $	Six Months Ended June 30, 2007 $

Operating Activities
Net loss for the period	(2,529,194)	(3,243,512)	(9,097,078)	(5,467,643)
Adjustments to reconcile net loss to cash provided by operating activities:
Asset retirement obligation accretion	43,461	24,885	93,999	47,892
Depletion	1,686,637	851,424	3,937,518	805,825
Oil and gas exploration expenditure	282,775	540,505	577,603	1,316,455
Amortization	29,295	27,195	58,807	54,281
Unrealised derivative loss/(gain)	(1,772,262)	864,548	—	1,726,774
Stock compensation	120,881	(123,178)	397,109	(51,535)
Amortisation of debt expenses	848,660	—	908,371	—
Net unrealised foreign exchange (gain)/loss	(76)	60,034	153	(64,089)
Change in non-cash working capital	(7,781,788)	2,029,064	(12,815,659)	6,311,585

	(9,071,611)	1,030,965	(15,939,177)	4,679,545

Financing Activities
Share issues	5,399,382	3,010,000	20,030,299	3,250,000
Cash received in advance from private placement	—	—	(9,679,614)	—
Net proceeds from debt	10,923,032	3,262,000	6,723,032	3,262,000

	16,322,414	6,272,000	17,073,717	6,512,000

Investing Activities
Purchase of property and equipment	(424)	(71,812)	(2,817)	(209,929)
Oil and gas properties	(832,636)	(7,474,173)	(2,252,640)	(10,901,788)
Proceeds from sale of assets	497,853	—	497,853	—
Restricted cash	(1,450,000)	—	550,000	—
Change in joint venture working capital	(230,274)	(1,933,704)	163,221	(6,301,308)

	(2,015,481)	(9,479,689)	(1,044,384)	(17,413,025)

Net increase/(decrease) in cash during the period	5,235,322	(2,176,724)	90,156	(6,221,481)
Cash and cash equivalents, beginning of period	3,874,646	6,100,186	9,019,812	10,144,943

Cash and cash equivalents, end of period	9,109,968	3,923,462	9,109,968	3,923,462

Supplemental Cash Flow Information

Interest paid	1,093,698	353,635	1,093,698	668,221

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

NOTE 1 - NATURE OF OPERATIONS

Austral Pacific Energy Ltd. (and its subsidiaries, hereby called the Company) is a limited liability company incorporated in British Columbia under the Business Corporations Act (British Columbia). The Company is domiciled in New Zealand.

The Company is primarily engaged in the acquisition, exploration, appraisal and development and production from oil and gas properties in New Zealand (and until the end of May 2008, Papua New Guinea).

NOTE 2 – ABILITY TO CONTINUE AS A GOING CONCERN

For the six months to June 30, 2008, the Company had a net loss of $9,097,078 (2007: $5,467,643) and accumulated deficit of $72,215,990 (2007: $46,556,306). The Company also had a working capital deficit of $15,112,965 (December 31, 2007: $29,982,748). In addition, the Company has been unable to generate net cash from operating activities for the past three years. The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its on-going work program requirements related to the exploration permits.

The Company is operating under a waiver in respect of its breaches of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility following delays in completing the Cheal project in accordance with established timelines. The loan facility has been renegotiated, with the key agreement being the full repayment of the facility (currently $25,373,032) on or before December 15, 2008 and hence has been disclosed as a current liability.

These factors raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. However the cash flow forecast prepared by management leads it to conclude that the Company can continue to meet its ongoing obligations for a reasonable period of time. This forecast assumes the Company’s ongoing production is sustained; oil prices at or about $120 per barrel; normal expenditure; and further capital raising to enable the Investec loan facility to be repaid in full on or before December 15, 2008.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses and balance sheet classification used that would be necessary if the company was unable to continue as a going concern. Such adjustments could be material.

NOTE 3 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at June 30, 2008 and December 31, 2007 and the Company’s consolidated interim results of operations and cash flows for the six month periods ended June 30, 2008 and 2007. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions of the British Columbia Securities Commission National Instrument 51-102 as they relate to interim financial statements. The Company’s interim financial statements do not include all disclosures required for annual financial statements prepared in

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

accordance with Canadian generally accepted accounting principles. Therefore, the Company’s interim financial statements should be read in conjunction with the Company’s annual audited financial statements dated December 31, 2007. The results of the six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the full year.

NOTE 4 - ACCOUNTS RECEIVABLE

Trade accounts receivable comprises the following categories:

	June 30, 2008	December 31, 2007

Trade receivables	1,635,637	1,978,227
Joint venture receivables	1,275,223	3,711,052

	2,910,859	5,689,279

NOTE 5 - PROPERTY AND EQUIPMENT

2008	Net Book Value 31 December 2007 $	Additions/Transfers During the Year $	Amortization/Depletion and Write Downs During the Year $	Net Book Value 30 June 2008 $

Plant and equipment
Furniture and office equipment	222,705	2,817	(34,318)	191,204

	222,705	2,817	(34,318)	191,204
Oil and gas properties
Proved:
Production Assets	6,953,847	(280,995)	(715,574)	5,957,278
Capital Expenditure	25,058,213	3,350,197	(3,246,432)	25,161,978

Total Proved	32,012,061	3,069,202	(3,962,006)	31,119,257

Unproved:
Capital Expenditure	1,711,069	(271,225)	—	1,439,843
Acquisition Expenditure	7,663,330	—	—	7,663,330

Total unproved	9,374,399	(271,225)	—	9,103,174

Total property and equipment	41,609,165	2,800,794	(3,996,325)	40,413,634

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows (Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

NOTE 6 – DERIVATIVE LOSSES – FORWARD OIL SALE CONTRACTS

The outstanding forward oil sales contracts that the Company entered into in connection with the raising of debt under the Investec loan facility were closed out on May 27, 2008 at a cost to the Company of $16,759,826, together with related interest of $757,541. At the same time, a series of put options were entered into at $90 per barrel. This series of transactions has been funded by a short term loan ($17.847 million) from Investec (repayable on or before December 15, 2008).

The realized losses on forward oil sale contracts to May 31, 2008 are as follows:

2008 $

Realised losses March quarter 2008	1,377,537

Realised losses to May 31, 2008 applicable to related sales (1)	1,400,377

2,777,914

(1) The forward oil sale contracts from June 2008 were closed out on May 27, 2008 and the impact of these derivative losses is shown below.

Derivative losses are as follows:

2008 $

Financial Instruments January 1, 2008 (current liability)	7,753,311

Realised losses from hedge closeout from May 27, 2008	(16,759,826)
Unrealised put losses June 30, 2008	(250,217)

Derivative losses June 30, 2008	(9,256,732)

The Company’s outstanding contracts for derivative instruments, and the related fair values at June 30, 2008 were as follows:

	QUANTITY (BARRELS)	MATURITY DATE	PRICE US$/BBL	FAIR VALUE JUNE 30, 2008

Crude oil put options	114,000	September 2008-August 2009	90.00	79,447

NOTE 7 – DEBT

The Investec loan facility is described in Note 21(a) of the 2007 Consolidated Financial Statements. In May 2008, the Company borrowed a further tranche of $17,847,032 to finance the close-out of forward oil sale contracts (from

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows (Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

June 2008) for $16,759,826 plus a series of $90 oil sale put options for $329,665 and interest thereon to December 15, 2008 of $757,541.

A summary of the accounting treatment of the debt raising is as follows:

	2008 $	2007 $

Loan balance January 1 (current liability)	18,650,000	12,929,778
Loan draw down	—	3,262,000
Loan repayment	(11,124,000)	—
Additional tranche drawdown	17,847,032	—

Balance of loan June 30 (current liability)	25,373,032	16,191,778

NOTE 8 - RELATED PARTY TRANSACTIONS

  Directors received total remuneration of $91,767 during the six months to June 30, 2008 (June 30, 2007: $53,250).

The Company paid a law firm, in which a Director is a Partner, $118,449 for legal and directorial services during the six months to June 30, 2008 (June 30, 2007: $65,924).

The above-noted transactions were in the normal course of operations.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

a)	Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third and related parties and is committed to complete certain work programs. The Company’s management estimates that the commitments under various agreements are $5.6 million.

b)	Legal Proceedings

The Company was, until May 2008, a party to legal proceedings as noted below in regard to the Douglas permit. The Company is not now subject to any legal proceedings. There are no legal proceedings in which any director, member of senior management or any affiliate is a party adverse to the Company nor has a material interest adverse to the Company.

The disputes and claims in existence and settled during the quarter involving the Company are discussed below. These disputes and claims include those made by Austral against third parties and by third parties against Austral. As at June 30, 2008, all but the Cheal royalty dispute had been settled.

They were:

i) Cheal Royalty: A dispute regarding the terms of a royalty payment required to be paid by the Company in respect of the Arrowhead interest acquired in the Cheal shallow joint operations. The total amount involved is unable to be accurately quantified because it relies on estimates of future oil price and production from

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows (Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

the Cheal shallow oil joint operations for permit 38738. The estimated amount payable relating to historical production is $153,000. The company has obtained legal advice regarding the claim which supports the Company’s position.

ii) Cheal Project: A number of interrelated claims and issues with TAG Oil (NZ) Limited (TAG) concerning the Cheal shallow joint operations and the development of the Cheal production facility. The Company obtained legal advice regarding its ability to enforce the payment by TAG of its share of outstanding capital expenditure for completion of the production facility (amounting to approximately NZ$500,000 ($388,000)). TAG wrote to the Company in December 2007 alleging the Company was liable for compensation to TAG in the amount of approximately NZ$7.78 million ($6.03 million). The Company refuted the requirement to pay compensation to TAG and received legal advice supporting the Company’s position.

On May 23, 2008, the Company agreed with TAG the settlement of all outstanding disputes between the companies in relation to the Cheal project. The settlement agreement requires the net payment by the Company to TAG of $1.6 million in a combination of cash, stock and expected forward production from the Cheal A7 well and the issue of 2,273,000 Austral shares to TAG, which issuance occurred on June 9, 2008.

iii) Douglas Permit: The Company was in dispute with Rift Oil regarding the performance of Rift as Operator for the PNG PPL 235 licence, in relation to the setting of the minimum work commitment for the year five and six (years 2008 and 2009) work program. The Company considered the Operator failed to follow due process in regard to the program presented to the PNG Government, failed to provide information to it as required under the joint venture agreement, failed to set a proper work program under the joint venture agreement and, failed to progress the commercial planning requirements called for in a memorandum of understanding with ALCAN. In particular, the Company also disputed the requirement for drilling of a well (Puk Puk) in 2008 and maintained the position that the well should be drilled in early 2009.

The Company received legal proceedings from Rift Oil regarding the Douglas permit. The legal proceedings, issued in the New Zealand High Court, sought payment from the Company of $1.646 million being the amount of a cash call for the drilling of the Puk Puk well. The Company also received a notice of default in respect of a further cash call for the well in the amount of $1.2 million. The Puk Puk-1 well was spudded on May 10, 2008.

On May 29, 2008, initial completion of a settlement and sale agreement with Rift Oil plc occurred, selling the Company’s interests in PPL’s 235 and 261 to Rift for $5 million. The settlement and sale agreement included the settlement between the Company and Rift of all outstanding disputes and claims between the companies. This agreement is now fully completed.

c)	Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 10 - COMMON STOCK

a)	Authorized and Issued Share Capital

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows (Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

On February 28, 2008 the Company issued 12,500,000 common shares (with 12,500,000 warrants attached) for cash proceeds of $15,000,000 as a result of a private placement. The warrants are convertible one-for-one into common stock for twelve months from closing at an exercise price of $2.25.

On June 26, 2008 the Company issued a further 11,222,360 common shares (with 5,611,180 warrants attached) for cash proceeds of $5,611,180. The warrants are convertible one-for-one into common stock for fifteen months from closing at an exercise price of $1.00.

On May 31, 2008 the Company issued 1,056,338 common shares at a price of $0.71 to Investec Bank as a condition of the restructuring of the loan facility.

On June 9, 2008 the Company issued 2,273,000 shares at a price of $0.69 to TAG Oil Limited in settlement of disputes between the companies in relation to the Cheal project.

Number of shares

Balance at December 31, 2007	32,416,142

Issued during the six months to June 30, 2008	27,051,698
Returned to Treasury	(11)

Balance at June 30, 2008	59,467,829

b)	Incentive Stock Options

The Company has established a stock option plan for the granting of options to employees and service providers. The plan was approved by shareholders on May 22, 2008 at the annual general meeting of the shareholders, and accepted by the TSX-V. The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 18 months.

The following stock options were outstanding at June 30, 2008:

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

Number Of Options	Type of Option	Date Fully Vested	Number Vested June 30, 2008	Exercise/Weighted Average Price Per Share	Expriy Date

12,500	vesting	15 October 2004	12,500	1.25	15 October 2008
200,000	vesting	1 December 2008	133,334	1.90	1 December 2010
40,000	vesting	1 January 2007	40,000	1.80	1 January 2011
40,000	vesting	1 January 2008	40,000	2.00	1 January 2011
40,000	vesting	1 January 2009		2.50	1 January 2011
10,000	vesting	2 February 2009	6,667	1.90	2 February 2011
400,000	vesting	1 November 2008	266,667	1.14	1 May 2012
16,667	vesting	1 December 2008	16,667	1.06	28 August 2008
150,000	vesting	11 December 2008	100,000	1.02	11 June 2012
100,000	vesting	2 July 2009		1.30	2 July 2012
100,000	vesting	6 August 2009		1.42	6 August 2012
60,000	vesting	14 March 2009	20,000	1.23	14 September 2012
451,671	vesting	14 March 2009	181,674	1.20	14 September 2012
150,000	vesting	14 September 2009		1.20	14 September 2012
30,000	vesting	8 October 2009		1.23	8 October 2012
16,667	vesting	12 April 2009	16,667	1.42	28 August 2012
150,000	vested	30 September 2007	150,000	1.30	30 September 2009
60,000	vesting	1 January 2010		1.01	1 January 2013
50,000	vesting	24 December 2009		0.49	24 June 2013
30,000	vesting	30 December 2009		0.49	30 June 2013

2,107,505			984,176

The weighted average exercise price for all options outstanding at June 30, 2008 is $1.29 (June 30, 2007: $1.35). During the six months to June 30, 2008, Nil (2007: 200,000) options were exercised.

The weighted average exercise price for options fully vested at June 30, 2008 is $1.34 (June 30, 2006: $1.35).

The stock option compensation cost recognized as an expense for the six months to June 30, 2008 was $397,109 (June 30, 2007 -$34,123). The fair value of each stock option grant on the date of grant is estimated using the Black-Scholes option-pricing model, amortized over the vesting period.

c) Share Purchase Warrants

The Company had 20,611,180 share purchase warrants outstanding at June 30, 2008 (June 30, 2007: 2,500,000).

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

NOTE 11 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the six month periods ended June 30, 2008 and 2007:

	Six Months Ended June 30, 2008 $	Six Months Ended June 30, 2007 $

Numerator: net loss for the period	(9,097,078)	(5,467,643)

a) Basic Denominator:

Weighted-average number of shares	41,753,019	29,017,878

Basic loss per share	(0.22)	(0.19)

b) Diluted Denominator:
Weighted-average number of shares	41,753,019	29,017,878

Basic loss per share	(0.22)	(0.19)

Stock options and share purchase warrants outstanding were not included in the computation of the diluted loss per share as the inclusion of such securities would be antidilutive.

NOTE 12 - SEGMENT INFORMATION

For six months to June 30, 2008

	Canada	New Zealand	PNG	Total Company

Revenue from:
Production	—	4,035,007	—	4,035,007
Interest	—	74,224	926	75,150

Total Revenue	—	4,109,231	926	4,110,158

(Loss)	(1,493,505)	(15,341,186)	7,737,613	(9,097,078)

Total assets as at June 30, 2008	7,808	58,690,057	99,505	58,797,370

For six months to June 30, 2007

	Canada	New Zealand	PNG	Total Company

Revenue from:
Production	—	2,573,168	—	2,573,168
Interest	—	136,840	561	137,401

Total Revenue	—	2,710,008	561	2,710,569

Profit/(Loss)	(510,091)	(5,058,802)	101,250	(5,467,643)

Total assets as at June 30, 2007	4,169	38,680,925	503,259	39,188,353

See accompanying notes to the consolidated financial statements

AUSTRAL PACIFIC ENERGY LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at June 30, 2008)

NOTE 13 - SUBSEQUENT EVENTS

1. The Company has entered into an agreement to purchase an additional 5.1% of the Cardiff permit to bring its total share to 50%. The payment of $320,000 (NZ$415,000) consists of a purchase price of $91,000 (NZ$118,212) and a share of outstanding cash calls. This acquisition is subject to regulatory approval.

2. The Company has reached an agreement in principle with the holders of the preferred shares for the exchange of the preferred shares for convertible debentures, with effect from January 1, 2008. The exchange is subject to a number of conditions precedent including the approval of the TSX-V.

3. Cheal A6 and A6 sidetrack wells were drilled in June/July 2008. They were not a commercial success. Currently the costs have been capitalised and will be expensed in Q3 2008 once final costs are determined.

4. Cheal A7 (a sidetrack from the A6 well) was successfully drilled in July 2008 and is expected to go into commercial production in August 2008.

Apart from as described above, no other events occurred subsequent to June 30, 2008 which would have a material effect on these statements.

See accompanying notes to the consolidated financial statements